JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989



PECD/JAK

03 March 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION - FOR INFORMATION ONLY

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Change of Company Secretary - 2 March 2006**
2. **Unaudited Quarterly Results ended 31 December 2005 - 17 February 2006**
3. **Press Statement - 6 February 2006**
4. **Directorate Appointment on the Board of Western Areas - 16 January 2006**
5. **Change of Company Secretary - 10 January 2006**
6. **Results of the Renounceable Rights Offer - 19 December 2005**
7. **Directorate Appointments on the Board of Western Areas - 14 December 2005**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

WESTERN AREAS LIMITED
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

CHANGE OF COMPANY SECRETARY

In compliance with rule 3.59 of JSE Limited Listings Requirements, the following information is disclosed:

Mr Pieter Hendrik Henning resigned as Company Secretary of Western Areas with effect from 28 February 2006 and Ms Shamrita Singh was appointed as Company Secretary with effect from 1 March 2006.

Johannesburg
2 March 2006

Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)


WESTERN AREAS
LIMITED

WESTERN AREAS LIMITED

UNAUDITED QUARTERLY RESULTS ENDED 31 DECEMBER 2005

CONTACT DETAILS

WESTERN AREAS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1959/003209/06)
("Western Areas" or "the Company")
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
28 Harrison Street Johannesburg 2001
PO Box 61719 Marshalltown 2107
Telephone: +27 (11) 688-5000
Fax: +27 (11) 834-9195

DIRECTORATE
G Marcus (Executive Chairperson), JC Lamprecht (Financial), SA Levitt (Executive), JR Dixon (Non-Executive),
AA McGregor (Independent Non-Executive),
DM Nurek (Independent Non-Executive),
IS Sehoole (Independent Non-Executive),
HJ Smith (Independent Non-Executive)

COMMUNICATIONS
E-mail: info@wal.co.za
Fax: +27 (11) 834-9195
Website: www.westernareas.co.za

TRANSFER SECRETARIES - SOUTH AFRICA
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street Johannesburg 2001
PO Box 61051 Marshalltown 2107
Telephone: +27 (11) 370-5000
Fax: +27 (11) 688-7721/2

OFFICE OF UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road Beckenham
Kent BR3 4TU
Tel: +944 (0870) 162 3100
Fax: +944 (020) 8639 2142

UNITED STATES DEPOSITORY
American Depository Receipts
The Bank of New York
Shareholder Relations Department
Tel: +91 212 815 3326
Fax: +91 212 571 3050
www: adrbny.com
Shareholder Relations
Toll free no: (US or Canada only)
1-888-269-2377 (1-888-BNY-ADRs)
International callers:
Tel: +91 212 815 3700

LETTER TO SHAREHOLDERS

For Western Areas, the period subsequent to the commissioning of the new South Deep Twin Shaft System in November 2004 was one of consolidation and rebuilding. The first quarter of 2005 was marred by infrastructure failures at the South Shaft System, causing partial flooding and necessitating remedial capital expenditure to address the lack of proper maintenance in the past. Following the requisite maintenance work, and a focus by the South Deep personnel on optimising the new Twin Shaft System, the third quarter of 2005 delivered the best operating results since the inception of the joint venture with Placer Dome in 1999. Although the fourth quarter did not match the record of the third quarter, it outstripped the comparable quarter for 2004, and continued to demonstrate the potential of South Deep to be a world-class operation.

The board of Western Areas has been reconstituted to create independence and to formulate a strategy for the Company in going forward.

Following the conclusion of the rights issue in December 2005 through the issuance of 35.5 million new shares, which was 87.8% oversubscribed, R639 million was raised.

On 6 February 2006, Western Areas released a preliminary mineral resource and reserve statement for South Deep as at 31 December 2005, based on a review conducted by an independent review panel. A more detailed mineral resource and reserve statement will be released once sign-off has been received from a Competent Person, which will be accompanied by a detailed reconciliation.

The lost time injuries for the fourth quarter improved by 73% from the previous quarter, with a progressive lost time injury rate of 0.34. In addition, the lost time injury frequency rate declined from 0.66 in 2004 to 0.56 in 2005, which represents the best rate ever achieved at South Deep and compares favourably to rates in the Canadian/Australian Mining Industries at 0.62 and 0.81 respectively. A further excellent achievement in this regard, was a mine fatality rate per million man hours worked of 0.06. Further to this the mine also had the following achievements;

- Gold sold for the year was 7 188 kg compared to plan of 7 281 kg, with almost a month's production having been lost in the first quarter due to the infrastructural failures at the South Shaft. Performance for the year represented an improvement of 5.7% compared to 6 799 kg sold in 2004. 2 051 kg of gold sold for the quarter compared favourably with the 1 973 kg in the previous quarter, despite the impact of the Christmas break on production. To compensate for the lower reef tonnage from underground, surface material was treated in addition to the last remnants from the clean-up of the old metallurgical plant;
- Cash costs for the year were R75 365/kg compared to plan of R68 500/kg produced. This is a decrease of 4% from the cash cost of R77 873/kg in 2004. The protracted negotiations regarding the pumping obligations for Randfontein Estates No. 4 Shaft contributed to additional costs, as did the need to utilise the South Shaft System to hoist following concerns relating to rope wear at the Twin Shafts. While the pumping obligation has been resolved, the matter of rope wear is being addressed. The cash costs of R74 676/kg for the quarter compared unfavourably with the R67 981/kg in the September quarter, primarily as a result of additional labour costs stemming from the pumping and hoisting issues referred to above, as well as the higher labour costs arising from the Christmas work-in arrangements;
- Total costs were R91 822/kg compared to plan of R81 000/kg, reflecting a decrease of 2% from R93 750/kg in 2004. Included in the 2005 non-cash costs are adjustments for the implementation of IFRS in terms of which the South Deep infrastructure is amortised over existing infrastructure (110 level and above), and the amortisation charge is accelerated following the latest reduction in the mineral reserve estimate. The December quarter total cost of R95 097/kg, compared to R79 191/kg for the previous quarter, reflects this adjustment; and
- Capital expenditure for the year totalled R113 million compared to plan of R215 million. The major reason for this reduction was the decision to delay certain capital expenditure pending the completion of a new South Deep mine plan.

The average spot gold price achieved increased from $410/oz in 2004 to $448/oz in 2005. The benefit of the improved gold price was partially offset by the strengthening of the Rand, from an average of R6.5009/$ in 2004 to R6.3837/$ in 2005, translating into R82 997/kg for 2004 and R91 944/kg for 2005. The improved dollar gold price was offset by the sold call options in the derivative structure. Nevertheless the average gold price achieved was $338/oz relative to $298/oz in 2004.

For the December quarter, the average spot gold price realised was $476/oz (R100 380/kg) compared to $440/oz (R92 239/kg) for the September quarter. Inclusive of the hedge, the average gold price achieved was $366/oz (R77 212/kg) and $354/oz (R74 352/kg) for the December and September quarters respectively.

The effect of the change in the gold price as indicated above, together with the increase in production, resulted in the gold revenue at spot increasing from R573.6 million in 2004 to R660.9 million in 2005. The net gold revenue, after taking into consideration the matured options of R240.3 million in 2005 and R192.2 million in 2004, increased by R39.2 million. The higher spot gold price and improved production saw South Deep generate positive cash flows for the last two quarters, inclusive of capital expenditure, excluding hedging costs, of R21.3 million and R11.6 million for the September and December quarters respectively.

The increase in total production costs of R35.9 million year-on-year almost negated the increased revenue, resulting in a marginal improvement in the operating losses from gold operations of R3 million, totalling R249 million for the year. As indicated above, the conversion to IFRS and the increase of production, resulted in an increase in the amortisation charge from 2004 to 2005.

The additional interest, primarily as a result of the interest incurred on the loan from JCI pending finalisation of the rights issue, and higher corporate costs, primarily provisions relating to historical issues, saw the operating loss increase by R17.5 million to R297.6 million for the year.

The losses stemming from the derivative transaction in accordance with IAS39 increased as the Rand depreciated relative to the dollar from R5.6600/$ in December 2004 to R6.3275/$ in December 2005. This resulted in a non-cash charge of R237 million to the Income Statement for 2005.

On the basis of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("the Act"), and the manner in which unused old order rights are dealt with therein, the directors have elected to fully impair the carrying value of those unused old order rights held prior to 01 May 2005 to the extent of R82.8 million. Furthermore, and in accordance with the provisions of the Act, the Company has lodged applications for the grant of new form prospecting rights adjacent to South Deep.

The deferred taxation adjustment for the year on the back of an operating loss from gold and the IAS39 losses was R257.3 million for the year.

The December quarter was negatively impacted by the issues discussed above, in particular the impairment charge, resulting in a R127 million loss compared to a profit of R28.8 million in the September quarter. The combination of all the above factors contributed to the Company posting a net loss of R415.3 million for 2005 compared with the restated profit of R7.9 million for 2004.

Given the anticipated cash requirements in the latter part of the year, the Company is in discussions to secure a stand-by facility to ensure adequate cash flows for the next 12 months. The option to restructure the derivative structure is also receiving urgent attention.

Barrick Gold Corporation, following their successful acquisition of Placer Dome Inc., became Western Areas' Joint Venture partner during January 2006, and the Company looks forward to working with them in developing and realising the potential of South Deep.

By order of the Board

Johannesburg
17 February 2006

CONSOLIDATED INCOME STATEMENT

		Quarters ended			Years ended		
		31.12.05	30.09.05	30.06.05	**31.12.05**	31.12.04	31.12.04
			Restated	Restated		Restated	
SA Rand million	Notes	**Unaudited**	Unaudited	Unaudited	**Unaudited**	Unaudited	Audited
Gold revenue		**131.6**	130.7	96.4	**420.6**	381.4	381.4
Gold sales at spot		**201.8**	178.1	150.1	**647.8**	564.3	564.3
Gold first charge		**4.3**	3.7	3.0	**13.1**	9.3	9.3
Realisation of matured options		**(74.5)**	(51.1)	(56.7)	**(240.3)**	(192.2)	(192.2)
Total production costs	1	**(188.9)**	(164.8)	(160.3)	**(670.0)**	(634.1)	(627.5)
Production costs		**(148.3)**	(141.5)	(134.5)	**(549.9)**	(528.1)	(528.1)
Amortisation of mining assets		**(36.1)**	(31.0)	(30.8)	**(125.1)**	(82.8)	(76.2)
Other – non cash		**(4.5)**	7.7	5.0	**5.0**	(23.2)	(23.2)
Operating loss from gold operations		**(57.3)**	(34.1)	(63.9)	**(249.4)**	(252.7)	(246.1)
Net interest paid		**(9.5)**	(8.0)	(5.7)	**(27.1)**	(12.1)	(12.1)
Other income		**1.6**	1.2	2.1	**7.2**	5.2	5.2
Administration and other expenditure		**(12.5)**	(4.9)	(5.6)	**(28.3)**	(20.5)	(20.5)
Operating loss		**(77.7)**	(45.8)	(73.1)	**(297.6)**	(280.1)	(273.5)
Derivative transactions		**6.3**	112.5	(192.3)	**(292.2)**	302.4	302.4
Present value adjustment for option premium payable		**(11.2)**	(4.1)	(43.3)	**(55.6)**	(69.8)	(69.8)
Fair value adjustment	2	**13.4**	70.1	(85.5)	**(128.9)**	221.0	221.0
Exchange gains/(losses)	3	**4.1**	46.5	(63.5)	**(107.7)**	151.2	151.2
Impairment of mining assets – mineral rights	4	**(60.0)**	–	–	**(60.0)**	–	–
Impairment of investment in associated company	4	**(17.5)**	–	–	**(17.5)**	–	–
Share of loss in associated company	4	**(5.3)**	–	–	**(5.3)**	–	–
(Loss)/Profit before taxation		**(154.2)**	66.7	(265.4)	**(672.6)**	22.3	28.9
Taxation- deferred		**27.2**	(37.9)	137.2	**257.3**	(14.4)	(15.4)
(Loss)/Profit for the period		**(127.0)**	28.8	(128.2)	**(415.3)**	7.9	13.5
(Loss)/Earnings per ordinary share (cents)							
- Basic		**(102.2)**	24.4	(108.6)	**(347.2)**	7.2	12.2
- Headline		**(35.7)**	21.4	(107.7)	**(282.3)**	5.7	10.8
- Diluted basic	5	**(101.9)**	24.4	(108.4)	**(346.6)**	7.1	12.2
- Diluted headline	5	**(35.6)**	21.3	(107.6)	**(281.8)**	5.7	10.8
Number of ordinary shares issued (million)		**154.0**	118.5	118.5	**154.0**	118.5	118.5
Weighted average number of ordinary shares (million)	6	**124.2**	118.0	118.0	**119.6**	110.3	110.3
Determination of headline earnings:							
(Loss)/Profit for the period		**(127.0)**	28.8	(128.2)	**(415.3)**	7.9	13.5
(Profit)/Loss on disposal of mining assets		**(1.2)**	(3.6)	1.0	**(6.1)**	(0.7)	(0.7)
Unclaimed dividends written back		**-**	–	–	**-**	(1.1)	(1.1)
Net profit on disposal of investments		**1.0**	–	–	**1.0**	0.2	0.2
Impairment of assets		**82.8**	–	–	**82.8**	–	–
Headline (loss)/earnings		**(44.4)**	25.2	(127.2)	**(337.6)**	6.3	11.9

Notes:

1. Non-cash operating costs generally includes the amortisation of Western Areas' share of South Deep and the change in inventory for the period.
2. The fair value adjustments to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations are accounted for in the income statement, whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet. The US$ gold price increased from US$474 at 30 September 2005 to US$515 at 31 December 2005 (2004: US$438).
3. Exchange gains/losses relating to option premium payable are attributable to the change in the Rand/US Dollar exchange rate from 6.3665 at 30 September 2005 to 6.3275 at 31 December 2005 (2004: 5.6600).
4. The Company has evaluated its unused old order rights and concluded that future benefits from these rights are not guaranteed, and hence the impairment. The impairment is not as a result of the reduction of the mineral resources and reserves at South Deep.
5. Diluted earnings and diluted headline earnings per share are attributable to the shares held in the Share Incentive Trust (Treasury Shares), for which the exercise price is lower than the current market value.
6. The weighted average number of ordinary shares is arrived at after making adjustments for the treasury shares and the rights issues during 2005 and 2004.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SA Rand million	Periods ended 31.12.05 Unaudited	30.09.05 Restated Unaudited	30.06.05 Restated Unaudited	Years ended 31.12.05 Unaudited	31.12.04 Restated Unudited	31.12.04 Audited
Share capital	**154.0**	118.5	118.5	**154.0**	118.5	118.5
Balance at beginning of period	**118.5**	118.5	118.5	**118.5**	105.4	105.4
Number of ordinary shares issued	**35.5**	–	–	**35.5**	13.1	13.1
Share premium	**2 843.0**	2 245.5	2 245.5	**2 843.0**	2 245.5	2 245.5
Balance at beginning of previous period	**2 245.5**	2 245.5	2 245.5	**2 245.5**	1 863.5	1 863.5
Number of ordinary shares issued	**603.6**	–	–	**603.6**	388.6	388.6
Share issue costs	**(6.1)**	–	–	**(6.1)**	(6.6	(6.6)
Cash flow hedge reserve	**(1 544.1)**	(1 414.1)	(1 271.7)	**(1 544.1)**	(1 367.9)	(1 367.9)
Balance at beginning of previous quarter	**(1 414.1)**	(1 271.7)	(1 310.8)	**(1 367.9)**	(1 330.6)	(1 330.6)
Fair value adjustment on unrealised options	**(166.7)**	(169.5)	8.4	**(303.3)**	(142.7)	(142.7)
- fair value movement	**(308.9)**	(313.8)	15.5	**(561.9)**	(264.2)	(264.2)
- *tax effect on movement*	**142.2**	144.3	(7.1)	**258.6**	121.5	121.5
Realisation of matured options	**36.7**	27.1	30.7	**127.1**	105.4	105.4
- matured options realisation and payment	**74.3**	51.2	56.9	**240.3**	192.2	192.2
- matured options gold price reclassification	**(6.3)**	(1.1)	0.1	**(4.8)**	3.0	3.0
- tax effect on movement	**(31.3)**	(23.0)	(26.3)	**(108.4)**	(89.8)	(89.8)
Retained earnings	**77.9**	208.5	178.3	**77.9**	493.2	518.0
Balance at beginning of period	**208.5**	178.3	305.2	**493.2**	504.5	504.5
- *IFRS adjustment*	**(3.6)**	1.4	1.3	**–**	(19.2)	–
Restated opening balance	**204.9**	179.7	306.5	**493.2**	485.3	504.5
Attributable (loss)/profit for the period	**(127.0)**	28.8	(128.2)	**(415.3)**	7.9	13.5
Treasury shares	**(3.1)**	(3.1)	(3.1)	**(3.1)**	(3.1)	(3.1)
Balance at beginning of year	**(3.1)**	(3.1)	(3.1)	**(3.1)**	(8.9)	(8.9)
Disposals	**–**	–	–	**–**	5.8	5.8
Available-for-sale reserve	**1.3**	0.8	0.4	**1.3**	–	–
Balance at beginning of period	**0.8**	0.4	–	**–**	–	–
- fair value of investments held-for-trading	**0.5**	0.4	0.4	**1.3**	–	–
Total capital and reserves	**1 529.0**	1 156.1	1 267.9	**1 529.0**	1 486.2	1 511.0

OPEN HEDGE POSITIONS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

As at 31 December 2005		**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**Total**
Dollar/Gold											
Derivative asset											
Put options bought											
Quantity	ozs	204 516	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	**1 757 286**
Average price	$/oz	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm's	–	–	0.2	0.5	1.1	1.9	2.3	3.1	1.8	**10.9**
Call options bought											
Quantity	ozs	84 948	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	**729 948**
Average price	$/oz	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm's	114.6	115.0	121.9	118.2	121.9	113.6	113.3	113.2	53.8	**985.5**
Total derivative asset fair value											**996.4**
Derivative liability											
Call options sold											
Quantity	ozs	157 320	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	**1 351 752**
Average price	$/oz	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm's	(231.7)	(245.4)	(266.6)	(264.8)	(269.5)	(251.9)	(266.0)	(255.1)	(126.1)	**(2 187.1)**
Call options sold											
Quantity	*ozs*	*62 928*	*63 252*	*65 916*	*64 440*	*65 832*	*61 668*	*63 360*	*63 096*	30 204	**540 696**
Average price	$/oz	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm's	(75.2)	(76.0)	(79.6)	(78.0)	(79.7)	(75.0)	(77.8)	(78.2)	(37.3)	**(656.8)**
Total derivative liability fair value											**(2 843.9)**
Option premium payable											
Notional value	$m's	22.5	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	**210.0**
Fair value	Rm's	(136.1)	(138.9)	(127.6)	(117.3)	(107.7)	(98.8)	(90.7)	(83.2)	(39.1)	**(939.4)**
Parameters used in fair value calculations											
US$ Gold price (Annual Average)		528	553	577	601	624	649	675	702	731	
US$ Gold volatilities (Annual Average)		17	17	16	16	16	16	16	16	16	
US$ Interest Rates (Annual Average)		4.82	4.81	4.80	4.82	4.84	4.85	4.86	4.88	4.89	

CONSOLIDATED CASH FLOW STATEMENT

SA Rand million	Note	Quarters ended 31.12.05 Unaudited	30.09.05 Restated Unaudited	30.06.05 Restated Unaudited	Years ended 31.12.05 Unaudited	31.12.04 Restated Unaudited	31.12.04 Audited
Cash flow (utilised by)/from operating activities							
Cash from operations		**46.7**	(27.5)	43.2	**78.9**	13.0	13.0
Interest paid		**(28.3)**	–	–	**(28.3)**	(10.0)	(10.0)
Dividends received		**–**	–	–	**–**	0.1	0.1
Net cost of realisation of options		**(47.6)**	(35.3)	(41.0)	**(162.3)**	(150.1)	(150.1)
		(29.2)	(62.8)	2.2	**(111.7)**	(147.0)	(147.0)
Cash flow utilised in investing activities							
Additions to mining assets		**(31.4)**	(25.2)	(25.1)	**(113.0)**	(277.9)	(277.9)
Proceeds on disposal of mining assets		**3.3**	–	5.4	**8.7**	1.8	1.8
Proceeds on disposal of listed investment		**–**	–	–	**–**	30.6	30.6
Acquisition of shares in associated company		**–**	–	–	**–**	(12.0)	(12.0)
Net increase/(decrease) in other long-term assets		**–**	–	–	**–**	(4.0)	(4.0)
		(28.1)	(25.2)	(19.7)	**(104.3)**	(261.5)	(261.5)
Cash flow from finance activities							
Loan from JCI	9	**(351.1)**	134.9	46.2	**(95.0)**	94.8	94.8
Rights Offer – net proceeds		**639.1**	–	–	**639.1**	401.7	401.7
– costs		**(6.1)**	–	–	**(6.1)**	(6.6)	(6.6)
Proceeds on sale of treasury shares		**–**	–	–	**–**	5.8	5.8
Option premiums paid		**(32.7)**	(32.2)	(32.4)	**(127.3)**	(95.9)	(95.9)
		249.2	102.7	13.8	**410.7**	399.8	399.8
Net increase/(decrease) in cash and cash equivalents		**191.9**	14.7	(3.7)	**194.7**	(8.7)	(8.7)
At beginning of period		**16.0**	1.3	5.0	**13.2**	21.9	21.9
At end of period		**207.9**	16.0	1.3	**207.9**	13.2	13.2

Note:

9. The JCI Limited loan, which was arranged in terms of the stand-by facility in 2004, amounted to R407 million (including capitalised interest) was settled from the proceeds of the Western Areas' rights issue.

PRODUCTION AND UNIT RESULTS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

Year ended 31.12.04	**Year ended 31.12.05**	Quarter ended 30.06.05	Quarter ended 30.09.05	**Quarter ended 31.12.05**				**Quarter ended 31.12.05**	Quarter ended 30.09.05	Quarter ended 30.06.05	**Year ended 31.12.05**	Year ended 31.12.04
		IMPERIAL							**METRIC**			
						Lost Time Injury per 200 000 shifts		**0.34**	0.95	0.60	**0.56**	0.66
888	**947**	241	256	**256**	tons	Reef mined (000)	tonnes	**232**	232	219	**859**	805
1 241	**1 174**	306	275	**301**	tons	Ore milled (000)	tonnes	**273**	249	271	**1 058**	1 119
0.228	**0.239**	0.217	0.243	**0.238**	oz/ton	Yield (underground)	g/tonne	**8.17**	8.34	7.44	**8.15**	7.84
0.176	**0.200**	0.190	0.243	**0.213**	oz/ton	Yield (incl. surface)	g/tonne	**7.29**	8.35	6.62	**6.90**	6.06
218 025	**234 584**	57 545	66 938	**63 841**	oz	Gold produced	kg	**1 985**	2 082	1 790	**7 296**	6 781
218 582	**231 094**	56 654	63 423	**65 951**	oz	Gold sold	kg	**2 051**	1 973	1 762	**7 188**	6 799
373	**367**	364	324	**354**	US$/oz	Cash costs	R/kg	**74 676**	67 981	75 141	**75 365**	77 873
449	**448**	434	377	**451**	US$/oz	Total production costs	R/kg	**95 097**	79 191	89 561	**91 822**	93 750
298	**338**	308	354	**366**	US$/oz	Gold price achieved	R/kg	**77 212**	74 352	63 561	**69 371**	62 289
410	**448**	421	440	**476**	US$/oz	Average gold spot price	R/kg	**100 380**	92 239	86 879	**91 944**	82 997
						Average exchange rate achieved	R/$	**6.5617**	6.5328	6.4187	**6.3837**	6.5009
						Period end exchange rate	R/$	**6.3275**	6.3665	6.6540	**6.3275**	5.660
49	**18**	4	4	**5**	US$m	Capital expenditure	Rm	**32**	25	25	**113**	278
5	**1**	1	2	**1**	US$m	Capital commitment at end of period	Rm	**7**	8	7	**7**	28

CONSOLIDATED BALANCE SHEET

SA Rand million	Notes	Year ended 31.12.05 Unaudited	Periods ended 30.09.05 Restated Unaudited	30.06.05 Restated Unaudited	Years ended 31.12.04 Restated Unaudited	31.12.04 Audited
ASSETS						
Non-current assets						
Mining assets	7	**3 302.0**	3 408.1	3 412.7	3 379.4	3 411.8
Investment in associated company		**-**	22.8	22.8	22.8	22.8
Other investments		**17.7**	16.6	16.2	15.4	15.4
Other long-term assets		**1.0**	1.0	1.0	1.0	1.0
Deferred taxation	8	**866.5**	691.7	610.0	453.6	446.0
Derivative asset- long-term portion	2	**881.8**	742.6	628.8	630.1	630.1
		5 069.0	4 882.8	4 691.5	4 502.3	4 527.1
Current assets						
Inventories		**31.1**	36.8	26.4	24.7	24.7
Trade and other receivables		**35.0**	24.2	18.5	23.3	23.3
Derivative asset- short-term portion	2	**114.6**	95.5	80.3	72.5	72.5
Taxation receivable		**-**	-	-	5.5	5.5
Cash and cash equivalents		**207.9**	16.0	1.3	13.2	13.2
		388.6	172.5	126.5	139.2	139.2
Total assets		**5 457.6**	5 055.3	4 818.0	4 641.5	4 666.3
EQUITY AND LIABILITIES						
Capital reserves						
Shareholders' equity per statement		**1 529.0**	1 156.1	1 267.9	1 486.2	1 511.0
Non-current liabilities						
Provision for post-retirement medical benefits		**2.9**	3.1	3.2	3.5	3.5
Provision for environmental rehablitation		**19.2**	20.8	20.3	19.4	19.4
Option premium payable- long-term portion		**803.3**	832.8	904.0	796.4	796.4
Derivative liability- long-term portion	2	**2 537.0**	2 112.8	1 876.9	1 802.4	1 802.4
		3 362.4	2 969.5	2 804.4	2 621.7	2 621.7
Current liabilities						
Loan from JCI Limited	9	**-**	369.3	226.3	95.2	95.2
Option premium payable- short-term portion		**136.1**	133.0	134.3	109.3	109.3
Derivative liability- short-term portion	2	**306.9**	318.6	219.6	214.3	214.3
Payables and provisions		**123.2**	108.8	165.5	114.8	114.8
		566.2	929.7	745.7	533.6	533.6
Total equity and liabilities		**5 457.6**	5 055.3	4 818.0	4 641.5	4 666.3

Notes:

2. The fair value adjustments to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations are accounted for in the income statement, whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet. The US$ gold price increased from US$474 at 30 September 2005 to US$515 at 31 December 2005 (2004: US$438).
7. Mining assets are stated at cost less accumulated depreciation.
8. The deferred taxation movement resulted from operating losses and the fair value revaluation of the derivative structure through the income statement and equity.
9. The JCI Limited loan, which was arranged in terms of the stand-by facility in 2004, amounted to R407 million (including capitalised interest) was settled from the proceeds of the Western Areas' rights issue.

BASIS OF ACCOUNTING

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

The accounting policies used to prepare the quarterly results are in accordance with International Financial Reporting Standards (IFRS). These results form part of the Group's first IFRS annual financial statements and IFRS 1 – First-time Adoption of International Financial Reporting Standards have been applied. As a result of the revised IAS 16 – Property Plant and Equipment the Company reviewed the classification of components and useful life of assets. The review resulted in the restatement of the prior year and quarterly results, as the components and the applicable useful life of these assets, were incorrectly assessed at the date of acquisition. The reconciliation of the transition has affected equity and net income as follows:

	Quarters ended			Year ended	Transition date
Reconciliation of equity	**30.09.05**	**30.06.05**	**31.03.05**	**31.12.04**	**01.01.04**
Equity as previously reported	1 185.5	1 295.5	1 381.3	1 511.0	1 135.6
- Adjustment	(40.6)	(37.5)	(34.6)	(32.4)	(25.8)
- Deferred tax effect	11.2	9.9	8.6	7.6	6.6
Equity as restated	**1 156.1**	**1 267.9**	**1 355.3**	**1 486.2**	**1 116.4**
Reconciliation of loss/profit					
Profit/(Loss) for the period	32.0	(125.3)	(186.8)	13.5	
- Additional amortisation	(3.1)	(2.9)	(2.1)	(6.6)	
- Deferred tax effect	1.3	1.3	1.0	1.0	
Restated profit/(loss) for the period	**30.2**	**(126.9)**	**(187.9)**	**7.9**	

WESTERN AREAS LIMITED
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

PRESS STATEMENT

In our 2004 Annual Report, when addressing the mineral resources and reserves and reporting on the advice of independent consultants SRK Consulting, it was stated that:

> "SRK Consulting has determined that additional geological modeling at South Deep is advisable, and the mineral reserve estimate has been qualified accordingly. SRK Consulting is of the view that additional geological modeling would improve the understanding of Phase 1 mine mineral resource estimate, and thus reduce the risks associated with applying this interpretation to the Phase 2 area. It would also improve the confidence in the various mining methods selected for Phase 2 and associated production schedules."

[Phase 1 refers to the portion of mineral reserve mineable from existing infrastructure, while Phase 2 is the mineral reserve below existing infrastructure]

In light of the above, in July 2004 the South Deep Joint Venture partners (Placer Dome and Western Areas) commissioned a review to oversee the estimation of mineral resources and reserves in keeping with international best practice. An Independent Review Panel (IRP), comprising a panel of national and international experts in the fields of mineral resource and reserve estimation processes was constituted to conduct the review.

A draft report by the IRP was considered at a Board meeting of the Joint Venture partners on Friday 3rd February 2006. Although the results of the report have not yet been signed off, the partners decided that disclosure of the major findings was appropriate.

The provisional results of the work undertaken indicate a mineral reserve estimate for South Deep of 29.3 million ounces, using a long-term gold price of R87 193 per kilogram. This compares with the previously reported 55.6 million ounces (31 December 2004), with the difference largely attributable to a reduction in the Phase 2 mineral reserves of approximately 19 million ounces. From a mineral resource perspective, the contained ounces reduced from 75 million ounces to 67 million ounces, with the latter being reported at a lower cut-off grade of 4g/t (excluding the SV1 area, which forms part of the area north of the South Shaft complex, where a cut-off grade of 6g/t was used).

The changes to the mineral reserves are not anticipated to impact on the current 25 year life of mine as it relates to the existing infrastructure. The difference in mineral reserves occurs predominantly in Phase 2 of South Deep - that is the future mine below existing infrastructure that would have come on stream after the current life of mine.

The IRP report indicated that three main issues impacted the South Deep mineral reserves:

a) A new geological model was constructed that incorporated additional drilling data, a more detailed Upper Elsburg stratigraphy, the results of a sedimentological analysis of the Upper Elsburg's and the structural data acquired from the 3-D seismic survey undertaken in 2004;

b) Regional pillars were redesigned and enlarged to reduce seismic risk, improve pillar stability and enhance safety, resulting in reduced areal extraction of the orebody; and

c) Optimization work resulted in long hole stoping being introduced into certain project areas, which lowered the cut-off grade leading to increased tonnages and lower average grades in these areas.

The seismic survey that was conducted covered the southern sector of South Deep. The survey demonstrated that the dip of the ore body was shallower in certain areas of the mining authorisation than was previously anticipated, particularly in the Phase 2 area.

While this means that the mineral reserves in Phase 2 are reduced, a portion of the ore body that was previously indicated as being below infrastructure (namely deeper than 110 Level) is now accessible from the South Deep Twin Shaft System. Furthermore, the ability to access a greater portion of the ore body from existing infrastructure reduces capital requirements of the mine.

Western Areas will release a more detailed statement on its share of the mineral resources and reserves at South Deep once sign-off from a competent person has been received. Western Areas will provide a comprehensive explanation in its 2005 Annual Report.

For further information please contact:
Gill Marcus on gmarcus@wal.co.za

Johannesburg
6 February 2006

Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)

WESTERN AREAS LIMITED
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

DIRECTORATE APPOINTMENT ON THE BOARD OF WESTERN AREAS
In compliance with rule 3.59 of JSE Limited Listings Requirements, the following information is disclosed:

Mr Steven Alan Levitt has been appointed as an Executive Director of Western Areas, with effect from 10 January 2006.

The Western Areas board as currently constituted is as follows:

G Marcus (Executive Chairperson)
JC Lamprecht (Financial Director)
JR Dixon (Non-Executive Director)
SA Levitt (Executive Director)
DM Nurek (Non-Executive Director)
AA McGregor (Independent Non-Executive Director)
IS Sehoole (Independent Non-Executive Director)
HJ Smith (Independent Non-Executive Director)

Johannesburg
16 January 2006

Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)

WESTERN AREAS LIMITED
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

CHANGE OF COMPANY SECRETARY

In compliance with rule 3.59 of JSE Limited Listings Requirements, the following information is disclosed:

Mr Pieter Hendrik Henning has been appointed Company Secretary of Western Areas, with effect from 10 January 2006 and Mrs Patricia Beatrice Beale has resigned as Company Secretary, with effect from the same date.

Johannesburg
10 January 2006

Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)

WESTERN AREAS LIMITED (Incorporated in the Republic of South Africa) (Registration Number 1959/003209/06) Share code: WAR ISIN: ZAE000016549 ("WAL")	JCI LIMITED (Incorporated in the Republic of South Africa) (Registration Number1894/000854/06) Share code: JCD (suspended) ISIN: ZAE000039681 Debenture Code: JCDD (suspended) ISIN: ZAE000039699 ("JCI")

RESULTS OF THE RENOUNCEABLE RIGHTS OFFER

Introduction

Further to the announcements published on 12 May 2005, 30 June 2005, 19 August 2005, 30 August 2005 and 4 November 2005, WAL shareholders are advised that the results of the renounceable rights offer ("the rights offer") of 35 505 240 WAL shares ("rights offer shares") to WAL shareholders or their renouncees at 1 800 cents per share in the ratio of 29.95 rights offer shares for every 100 WAL shares held on the record date for the rights offer, which closed on Thursday, 15 December 2005 were as follows:

	Offer shares	% of offer shares
Offer shares subscribed for in terms of the rights offer	35 341 802	99.54
Offer shares subscribed for by the underwriters in terms of their underwriting commitments	163 438	0.46
Total offer shares available for subscription in terms of the rights offer	35 505 240	100.00
Total excess applications received for in terms of the rights offer	31 173 672	87.80

The directors of WAL were unable to allocate the available shares to excess applications on an equitable basis and have therefore declined all excess applications. The underwriter in terms of its underwriting commitments has subscribed for the available shares, namely 163 438 rights offer shares.

The safe custody accounts of dematerialised shareholders, or their renouncees, who have followed their rights, will be updated and accounts credited by their CSDP or broker, and share certificates will be posted to certificated shareholders on or about Tuesday, 20 December 2005.

19 December 2005
Johannesburg

Investment bank
Investec Bank Limited
Corporate Finance

Independent reporting accountants to WAL
KPMG

Legal adviser to WAL
Tabacks

Sponsor to WAL
Sasfin Capital
(A division of Sasfin Bank Limited)

WESTERN AREAS LIMITED
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

DIRECTORATE APPOINTMENTS ON THE BOARD OF WESTERN AREAS
In compliance with rule 3.59 of JSE Limited Listings Requirements, the following information is disclosed:

Mr Ignatius Sehoole and Mr Hans Jurie Smith have been appointed as independent non-executive directors on the board of Western Areas, with effect from 14 December 2005.

The Western Areas board as currently constituted is as follows:

G Marcus (Executive Chairperson)
JC Lamprecht (Financial Director)
VG Bray (Independent Non-Executive Director)*
JR Dixon (Non-Executive Director)
ME Mkwanazi (Non-Executive Director)*
DM Nurek (Non-Executive Director)
AA McGregor (Independent Non-Executive Director)
IS Sehoole (Independent Non-Executive Director)
HJ Smith (Independent Non-Executive Director)
* Term ending 31 December 2005

Johannesburg
14 December 2005

Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)